UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

 Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

EXHIBIT INDEX

Fangdd Network Group Ltd., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following in connection with its extraordinary general meeting of the shareholders:

Exhibit No.	Description
99.1	Meeting Notice for the Extraordinary General Meeting of the Shareholders
99.2	Form of Proxy Card*

*	Note to shareholders of record of the Company: The proxy card furnished hereto is a form for your reference only. You shall vote based on the proxy card you receive.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: May 2, 2025

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